Exhibit 99.1



Alibaba Group Holding Limited
NYSE: BABA   HKEX: 9988

Fiscal Year 2022 Interim Report

ALIBABA GROUP HOLDING LIMITED
阿里巴巴集團控股有限公司

INTERIM REPORT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

EXPLANATORY NOTES

Alibaba Group Holding Limited ("**Alibaba**," "**we**," "**our**," or "**us**") prepared this interim report for the first six months of its fiscal year ending March 31, 2022 (the "**Interim Report**") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended March 31, 2021 (the "**Annual Report**") published on the website of the Hong Kong Stock Exchange on July 27, 2021. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US$**") and Hong Kong dollars ("**HK$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.83306 to HK$1.00, the middle rate on September 30, 2021 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

- **Revenue** was RMB406,430 million (US$63,077 million), an increase of 32% year-over-year. Excluding the consolidation of Sun Art, our revenue would have grown 19% year-over-year to RMB367,744 million (US$57,073 million). Aggregate revenue of our international commerce retail and international commerce wholesale was RMB30,294 million (US$4,701 million), an increase of 41% year-over-year. Our cloud computing revenue was RMB36,058 million (US$5,596 million), an increase of 31% year-over-year.

- **Income from operations** was RMB45,853 million (US$7,116 million), a decrease of 5% year-over-year. **Adjusted EBITDA**, a non-GAAP measurement, decreased 15% year-over-year to RMB83,468 million (US$12,954 million). **Adjusted EBITA**, a non-GAAP measurement, decreased 19% year-over-year to RMB69,764 million (US$10,827 million). The year-over-year decreases were primarily due to our increased investments in key strategic areas that have exhibited robust growth in operations, as well as our support to merchants. These investments in key strategic areas within our commerce segment, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, increased by RMB21,325 million year-over-year.

- **Net income attributable to ordinary shareholders** was RMB50,508 million (US$7,839 million), and **net income** was RMB46,212 million (US$7,172 million). **Non-GAAP net income** was RMB71,965 million (US$11,169 million), a decrease of 17% year-over-year.

- **Diluted earnings per ADS** was RMB18.44 (US$2.86) and **diluted earnings per share** was RMB2.30 (US$0.36 or HK$2.76). **Non-GAAP diluted earnings per ADS** was RMB27.84 (US$4.32) and **non-GAAP diluted earnings per share** was RMB3.48 (US$0.54 or HK$4.18), both of which decreased by 15% year-over-year.

- **Net cash provided by operating activities** was RMB69,433 million (US$10,776 million). **Non-GAAP free cash flow** was RMB42,922 million (US$6,661 million), a decrease compared to RMB77,110 million in the same period of 2020. The year-over-year decrease was mainly due to a decrease in profit as a result of our increased investments in key strategic areas, as well as the partial settlement in the amount of RMB9,114 million (US$1,414 million) of the RMB18,228 million fine levied earlier this year by China's State Administration for Market Regulation pursuant to China's Anti-monopoly Law (the "Anti-monopoly Fine").

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this Interim Report.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,			
	2020	2021		YoY % Change
	RMB	RMB	US$	
	(in millions, except percentages and per share amounts)			
Revenue	308,810	406,430	63,077	32%
Income from operations	48,339	45,853	7,116	(5)%[2]
Operating margin	16%	11%		
Adjusted EBITDA[1]	98,564	83,468	12,954	(15)%[3]
Adjusted EBITDA margin[1]	32%	21%		
Adjusted EBITA[1]	86,588	69,764	10,827	(19)%[3]
Adjusted EBITA margin[1]	28%	17%		
Net income	72,961	46,212	7,172	(37)%[4]
Net income attributable to ordinary shareholders	76,360	50,508	7,839	(34)%[4]
Non-GAAP net income[1]	86,562	71,965	11,169	(17)%[3]
Diluted earnings per share[5]	3.48	2.30	0.36	(34)%[4]
Diluted earnings per ADS[5]	27.83	18.44	2.86	(34)%[4]
Non-GAAP diluted earnings per share[1][5]	4.10	3.48	0.54	(15)%[3]
Non-GAAP diluted earnings per ADS[1][5]	32.79	27.84	4.32	(15)%[3]

(1) See the sections entitled "Information by Segments," "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) The year-over-year decrease was primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, that have exhibited robust growth in operations, as well as our support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees (see "Cost and Expenses – Share-based Compensation Expense" below). We excluded share-based compensation expense from our non-GAAP measurements.

(3) The year-over-year decreases were primarily due to our increased investments in key strategic areas and our support to merchants as mentioned above.

(4) The year-over-year decreases were primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies for the six months ended September 30, 2021, compared to net gains in the same period of 2020, as well as our increased investments in key strategic areas and support to merchants as mentioned above, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

(5) Each ADS represents eight ordinary shares.

INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Commerce[1]	Cloud computing[2]	Digital media and entertainment	Innovation initiatives and others[2]	Unallocated[3]	Consolidated	
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(in millions, except percentages)				
Revenue	**351,411**	**36,058**	**16,154**	**2,807**	**–**	**406,430**	**63,077**
Income (Loss) from operations	**64,639**	**(3,628)**	**(2,710)**	**(6,843)**	**(5,605)**	**45,853**	**7,116**
Add: Share-based compensation expense	8,805	4,356	949	1,785	2,037	17,932	2,783
Add: Amortization of intangible assets	5,417	8	411	28	115	5,979	928
Adjusted EBITA	**78,861**[4]	**736**	**(1,350)**	**(5,030)**	**(3,453)**	**69,764**	**10,827**
Adjusted EBITA margin	**22%**	**2%**	**(8)%**	**(179)%**		**17%**	

Six months ended September 30, 2021

	Commerce[1]	Cloud computing[2]	Digital media and entertainment	Innovation initiatives and others[2]	Unallocated[3]	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
			(in millions, except percentages)			
Revenue	**264,240**	**27,466**	**15,060**	**2,044**	**–**	**308,810**
Income (Loss) from operations	**76,086**	**(7,798)**	**(4,369)**	**(5,619)**	**(9,961)**	**48,339**
Add: Share-based compensation expense	15,908	6,098	1,865	1,679	6,859	32,409
Add: Amortization of intangible assets	5,201	12	473	44	110	5,840
Adjusted EBITA	**97,195**[4]	**(1,688)**	**(2,031)**	**(3,896)**	**(2,992)**	**86,588**
Adjusted EBITA margin	**37%**	**(6)%**	**(13)%**	**(191)%**		**28%**

Six months ended September 30, 2020

(1)   "Commerce" segment was previously referred to as "Core commerce" segment.

(2)   Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

(3)   Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(4)   Commerce adjusted EBITA before key strategic investments increased 3% year-over-year to RMB111,756 million (US$17,344 million). Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. "Commerce adjusted EBITA before key strategic investments" was previously referred to as "Marketplace-based core commerce adjusted EBITA". A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this Interim Report.

OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the six months ended September 30, 2021 was RMB406,430 million (US$63,077 million), an increase of 32% compared to RMB308,810 million in the same period of 2020. The increase was mainly driven by the revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the revenue growth of cloud computing business. Excluding the consolidation of Sun Art, our revenue would have grown 19% year-over-year to RMB367,744 million (US$57,073 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,					
	2020		2021			
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)					
Commerce:						
China commerce retail						
– Customer management	140,553	46%	152,697	23,698	38%	9%
– Others[(1)]	56,238	18%	109,936	17,062	27%	95%
	196,791	64%	262,633	40,760	65%	33%
China commerce wholesale	7,121	3%	8,098	1,257	2%	14%
International commerce retail	14,801	5%	21,175	3,286	5%	43%
International commerce wholesale	6,714	2%	9,119	1,415	2%	36%
Cainiao logistics services	15,939	5%	21,447	3,329	5%	35%
Local Consumer Services	15,940	5%	18,270	2,835	4%	15%
Others	6,934	2%	10,669	1,656	3%	54%
Total commerce	264,240	86%	351,411	54,538	86%	33%
Cloud computing[(2)]	27,466	9%	36,058	5,596	9%	31%
Digital media and entertainment	15,060	5%	16,154	2,507	4%	7%
Innovation initiatives and others[(2)]	2,044	0%	2,807	436	1%	37%
Total	308,810	100%	406,430	63,077	100%	32%

(1) "Others" revenue under China commerce retail is primarily generated by our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo and direct import, where revenue and the cost of inventory are recorded on a gross basis. We started consolidating Sun Art in October 2020.

(2) Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

Commerce

- ***China commerce retail business***

  Revenue from our China commerce retail business for the six months ended September 30, 2021 was RMB262,633 million (US$40,760 million), an increase of 33% compared to RMB196,791 million for the same period of 2020. Customer management revenue grew 9% year-over-year, primarily due to single-digit physical goods GMV growth that resulted from slowing market conditions and more players in the China e-commerce market.

  "Others" revenue under China commerce retail business was RMB109,936 million (US$17,062 million), achieving year-over-year growth of 95% compared to RMB56,238 million for the same period of 2020. The increase was primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

- ***China commerce wholesale business***

  Revenue from our China commerce wholesale business for the six months ended September 30, 2021 was RMB8,098 million (US$1,257 million), an increase of 14% compared to RMB7,121 million for the same period of 2020. The increase was primarily due to increase in paying members' spending on value-added services on 1688.com.

- ***International commerce retail business***

  Revenue from our international commerce retail business for the six months ended September 30, 2021 was RMB21,175 million (US$3,286 million), an increase of 43% compared to RMB14,801 million for the same period of 2020. The increase was primarily due to the growth in revenue generated by Lazada and AliExpress.

- ***International commerce wholesale business***

  Revenue from our international commerce wholesale business for the six months ended September 30, 2021 was RMB9,119 million (US$1,415 million), an increase of 36% compared to RMB6,714 million for the same period of 2020. The increase was primarily due to increases in both the number of paying members and average revenue from paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

- ***Cainiao logistics services***

  Revenue from Cainiao Network's logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB21,447 million (US$3,329 million) for the six months ended September 30, 2021, an increase of 35% compared to RMB15,939 million for the same period of 2020, primarily due to the increase in volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

- ***Local Consumer Services***

  Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by Ele.me and after elimination of inter-company transactions which includes services provided to our New Retail businesses, was RMB18,270 million (US$2,835 million) for the six months ended September 30, 2021, an increase of 15% compared to RMB15,940 million for the same period of 2020, primarily due to an increase in GMV, partly offset by an increase in subsidies that was contra revenue.

Cloud computing

Revenue from our cloud computing business for the six months ended September 30, 2021 was RMB36,058 million (US$5,596 million), an increase of 31% compared to RMB27,466 million for the same period of 2020, primarily driven by strong growth in revenues from customers in the Internet, financial services and retail industries.

Digital media and entertainment

Revenue from our digital media and entertainment segment for the six months ended September 30, 2021 was RMB16,154 million (US$2,507 million), an increase of 7% compared to RMB15,060 million for the same period of 2020.

Innovation initiatives and others

Revenue from innovation initiatives and others for the six months ended September 30, 2021 was RMB2,807 million (US$436 million), an increase of 37% compared to RMB2,044 million for the same period of 2020.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Six months ended September 30,					% of Revenue
	2020		**2021**			YoY
	RMB	**% of Revenue**	**RMB**	**US$**	**% of Revenue**	**change**
	(in millions, except percentages)					
Costs and expenses:						
Cost of revenue	174,483	56%	253,847	39,396	63%	7%
Product development expenses	30,327	10%	28,816	4,472	7%	(3)%
Sales and marketing expenses	31,023	10%	55,893	8,675	14%	4%
General and administrative expenses	18,798	6%	16,042	2,490	4%	(2)%
Amortization of intangible assets	5,840	2%	5,979	928	1%	(1)%
Total costs and expenses	260,471	84%	360,577	55,961	89%	5%
Share-based compensation expense:						
Cost of revenue	7,331	2%	4,110	638	1%	(1)%
Product development expenses	13,667	5%	8,246	1,280	2%	(3)%
Sales and marketing expenses	3,237	1%	2,050	318	1%	0%
General and administrative expenses	8,174	2%	3,526	547	1%	(1)%
Total share-based compensation expense	32,409	10%	17,932	2,783	5%	(5)%
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	167,152	54%	249,737	38,758	62%	8%
Product development expenses	16,660	5%	20,570	3,192	5%	0%
Sales and marketing expenses	27,786	9%	53,843	8,357	13%	4%
General and administrative expenses	10,624	4%	12,516	1,943	3%	(1)%
Amortization of intangible assets	5,840	2%	5,979	928	1%	(1)%
Total costs and expenses excluding share-based compensation expense	228,062	74%	342,645	53,178	84%	10%

Cost of revenue – Cost of revenue for the six months ended September 30, 2021 was RMB253,847 million (US$39,396 million), or 63% of revenue, compared to RMB174,483 million, or 56% of revenue, for the same period of 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54% for the six months ended September 30, 2020 to 62% for the six months ended September 30, 2021. The increase was primarily attributable to the higher proportion of our direct sales businesses, mainly from the consolidation of Sun Art, which resulted in increased cost of inventory.

Product development expenses – Product development expenses for the six months ended September 30, 2021 were RMB28,816 million (US$4,472 million), or 7% of revenue, compared to RMB30,327 million, or 10% of revenue, for the same period of 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% for the six months ended September 30, 2021 and for the same period last year.

Sales and marketing expenses – Sales and marketing expenses for the six months ended September 30, 2021 were RMB55,893 million (US$8,675 million), or 14% of revenue, compared to RMB31,023 million, or 10% of revenue, for the same period of 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% for the six months ended September 30, 2020 to 13% for the six months ended September 30, 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and engagement for our mobile commerce apps, such as Taobao, Taobao Deals, Lazada and Ele.me.

General and administrative expenses – General and administrative expenses for the six months ended September 30, 2021 were RMB16,042 million (US$2,490 million), or 4% of revenue, compared to RMB18,798 million, or 6% of revenue, for the same period of 2020. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% for the six months ended September 30, 2020 to 3% for the six months ended September 30, 2021.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above for the six months ended September 30, 2021 was RMB17,932 million (US$2,783 million), a decrease of 45% compared to RMB32,409 million for the same period of 2020. Share-based compensation expense as a percentage of revenue decreased to 5% for the six months ended September 30, 2021, as compared to 10% in the same period of 2020.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

| | Six months ended September 30, | | | | | |
| | 2020 | | 2021 | | | |
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
			(in millions, except percentages)			
By type of awards:						
Alibaba Group share-based awards[1]	14,461	4%	15,105	2,344	4%	4%
Ant Group share-based awards[2]	16,329	5%	758	118	0%	(95)%
Others[3]	1,619	1%	2,069	321	1%	28%
Total share-based compensation expense	32,409	10%	17,932	2,783	5%	(45)%

(1)   This includes Alibaba Group share-based awards granted to our employees.

(2)   This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)   This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards for the six months ended September 30, 2021 was comparable to that in the same period of 2020.

Share-based compensation expense related to Ant Group share-based awards decreased significantly for the six months ended September 30, 2021 compared to the same period of 2020, mainly due to the recognition of an increase in the value of these awards in the same period of 2020.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets for the six months ended September 30, 2021 was RMB5,979 million (US$928 million), an increase of 2% from RMB5,840 million for the same period of 2020.

Income from operations and operating margin

Income from operations for the six months ended September 30, 2021 was RMB45,853 million (US$7,116 million), or 11% of revenue, a decrease of 5% compared to RMB48,339 million, or 16% of revenue, for the same period of 2020, primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, that have exhibited robust growth in operations, as well as our support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 15% year-over-year to RMB83,468 million (US$12,954 million) for the six months ended September 30, 2021, compared to RMB98,564 million for the same period of 2020. Adjusted EBITA decreased 19% year-over-year to RMB69,764 million (US$10,827 million) for the six months ended September 30, 2021, compared to RMB86,588 million for the same period of 2020. The year-over-year decreases were primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, that have exhibited robust growth in operations, as well as our support to merchants. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this Interim Report.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "Information by Segments" above for a reconciliation of income (loss) from operations to adjusted EBITA.

| | Six months ended September 30, | | | | |
| | 2020 | | 2021 | | |
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
		(in millions, except percentages)			
Commerce	97,195	37%	78,861	12,239	22%
Cloud computing[1]	(1,688)	(6)%	736	114	2%
Digital media and entertainment	(2,031)	(13)%	(1,350)	(209)	(8)%
Innovation initiatives and others[1]	(3,896)	(191)%	(5,030)	(781)	(179)%

[1] Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

Commerce segment – Adjusted EBITA decreased by 19% to RMB78,861 million (US$12,239 million) for the six months ended September 30, 2021, compared to RMB97,195 million for the same period of 2020, primarily due to increase in our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, to strengthen consumer experience, enhance loyalty, penetrate into less-developed areas in China and further expand our presence internationally. Commerce adjusted EBITA before key strategic investments was RMB111,756 million (US$17,344 million), an increase of 3% compared to RMB108,765 million in the same period of 2020. The slower year-over-year growth rate of commerce adjusted EBITA before key strategic investments was primarily due to the increased spending on user acquisition and engagement on our marketplaces as well as our support to merchants.

Adjusted EBITA margin decreased from 37% for the six months ended September 30, 2020 to 22% for the six months ended September 30, 2021, primarily due to the consolidation of Sun Art and our increased investments in key strategic areas.

Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this Interim Report.

We expect that our commerce adjusted EBITA margin will continue to be affected by the pace of our investment in key strategic areas and growth initiatives, as well as the growth of our direct sales businesses.

Cloud computing segment – Adjusted EBITA for the six months ended September 30, 2021 was a profit of RMB736 million (US$114 million), compared to a loss of RMB1,688 million for the same period of 2020. Adjusted EBITA margin improved to 2% for the six months ended September 30, 2021 from negative 6% for the same period of 2020, primarily attributable to the realization of economies of scale.

Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation. Because DingTalk remains in the investment phase, the reclassification of DingTalk's financials resulted in lowering of cloud computing profitability and did not materially add to revenue.

Digital media and entertainment segment – Adjusted EBITA for the six months ended September 30, 2021 was a loss of RMB1,350 million (US$209 million), compared to a loss of RMB2,031 million for the same period of 2020. Adjusted EBITA margin improved to negative 8% for the six months ended September 30, 2021 from negative 13% for the same period of 2020, primarily due to improved quality of content that resulted in reduced losses of Youku.

Innovation initiatives and others segment – Adjusted EBITA for the six months ended September 30, 2021 was a loss of RMB5,030 million (US$781 million), compared to a loss of RMB3,896 million for the same period of 2020, primarily due to our investments in technology and innovation.

Interest and investment income, net

Interest and investment income, net for the six months ended September 30, 2021 was RMB2,645 million (US$410 million), compared to RMB32,647 million for the same period of 2020, primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies for the six months ended September 30, 2021, compared to net gains in the same period of 2020.

The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net for the six months ended September 30, 2021 was RMB3,820 million (US$593 million), compared to RMB2,641 million for the same period of 2020, primarily due to the increase in net exchange gain.

Income tax expenses

Income tax expenses for the six months ended September 30, 2021 were RMB15,183 million (US$2,356 million), compared to RMB13,035 million for the same period of 2020. For the six months ended September 30, 2020, tax expenses were reduced by approximately RMB6.1 billion because during that period certain subsidiaries were officially notified that they were approved of the Key Software Enterprise status for calendar year 2019, which entitled them to a reduced tax rate of 10%. These subsidiaries did not obtain the Key Software Enterprise status for calendar year 2020, and therefore no such adjustment of tax expenses was made in the six months ended September 30, 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our share of results of equity method investees, our effective tax rate would have been 21% for the six months ended September 30, 2021.

Share of results of equity method investees

Share of results of equity method investees for the six months ended September 30, 2021 was RMB11,611 million (US$1,802 million), compared to RMB4,593 million for the same period of 2020. Share of results of equity method investees for the six months ended September 30, 2021 and the comparative period consisted of the following:

	Six months ended September 30,		
	2020	2021	
	RMB	RMB	US$
	(in millions)		
Share of profit (loss) of equity method investees			
– Ant Group	7,715	10,998	1,707
– Others	(484)	2,516	390
Others[1]	(2,638)	(1,903)	(295)
Total	4,593	11,611	1,802

(1) "Others" mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly due to an increase in net gains arising from fair value changes in the investments held by Ant Group. The increase in share of results of other equity method investees was mainly due to a general improvement in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income for the six months ended September 30, 2021 was RMB46,212 million (US$7,172 million), a decrease of 37% compared to RMB72,961 million for the same period of 2020. The year-over-year decrease was primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies for the six months ended September 30, 2021, compared to net gains in the same period of 2020, as well as our increased investments in key strategic areas and support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income for the six months ended September 30, 2021 was RMB71,965 million (US$11,169 million), a decrease of 17% compared to RMB86,562 million for the same period of 2020. A reconciliation of net income to non-GAAP net income is included at the end of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders for the six months ended September 30, 2021 was RMB50,508 million (US$7,839 million), a decrease of 34% compared to RMB76,360 million for the same period of 2020. The year-over-year decrease was primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies for the six months ended September 30, 2021, compared to the same period of 2020, as well as our increased investments in key strategic areas and support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS for the six months ended September 30, 2021 was RMB18.44 (US$2.86) on a weighted average of 21,916 million diluted shares outstanding during the period, a decrease of 34% compared to RMB27.83 on a weighted average of 21,943 million diluted shares outstanding during the same period in 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS for the six months ended September 30, 2021 was RMB27.84 (US$4.32), a decrease of 15% compared to RMB32.79 for the same period of 2020.

Diluted earnings per share for the six months ended September 30, 2021 was RMB2.30 (US$0.36 or HK$2.76), a decrease of 34% compared to RMB3.48 for the same period of 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share for the six months ended September 30, 2021 was RMB3.48 (US$0.54 or HK$4.18), a decrease of 15%, compared to RMB4.10 for the same period of 2020.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this Interim Report. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of September 30, 2021, cash, cash equivalents and short-term investments were RMB443,428 million (US$68,819 million), compared to RMB473,638 million as of March 31, 2021. The decrease in cash, cash equivalents and short-term investments during the six months ended September 30, 2021 was primarily due to cash used in repurchase of ordinary shares of RMB40,308 million (US$6,256 million) and investment and acquisition activities of RMB35,136 million (US$5,453 million), partly offset by free cash flow generated from operations of RMB42,922 million (US$6,661 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities for the six months ended September 30, 2021 was RMB69,433 million (US$10,776 million), a decrease of 33% compared to RMB104,395 million for the same period of 2020. Free cash flow, a non-GAAP measurement of liquidity, for the six months ended September 30, 2021 decreased by 44% to RMB42,922 million (US$6,661 million), from RMB77,110 million for the same period of 2020. The year-over-year decreases were mainly due to a decrease in profit as a result of our increased investments in key strategic areas, as well as the partial settlement in the amount of RMB9,114 million (US$1,414 million) of the RMB18,228 million Anti-monopoly Fine. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this Interim Report.

Net cash used in investing activities

For the six months ended September 30, 2021, net cash used in investing activities of RMB77,548 million (US$12,035 million) primarily reflected (i) cash outflow of RMB35,136 million (US$5,453 million) for investment and acquisition activities, (ii) capital expenditures of RMB28,456 million (US$4,417 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB4,882 million (US$758 million), as well as (iii) an increase in short-term investments by RMB19,864 million (US$3,083 million). These cash outflows were partly offset by cash inflow of RMB6,296 million (US$977 million) from disposal of investments.

Employees

As of September 30, 2021, we had a total of 258,578 employees, compared to 251,462 as of March 31, 2021.

SAFE HARBOR STATEMENTS

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek, ""plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba's strategies and business plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this Interim Report, as well as Alibaba's strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "**SEC**"), in announcements made on the website of The Stock Exchange of 18 Hong Kong Limited (the "**Hong Kong Stock Exchange**"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba's ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba's business, strategic acquisitions and investments; Alibaba's ability to maintain or grow its revenue or business; Alibaba's ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba's ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with our acquisitions, investments and alliances; risks associated with expanding our international and cross-border businesses and operations; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba's business operations (including in the areas of anti-monopoly and unfair competition); risks associated with the performance and regulatory environment of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; security breaches; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), commerce adjusted EBITA before key strategic investments, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely commerce adjusted EBITA before key strategic investments, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment and operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Commerce adjusted EBITA before key strategic investments represents adjusted EBITA for commerce excluding the effects of (i) New Retail businesses (primarily Community Marketplaces, Freshippo, Tmall Supermarket, Sun Art and Taoxianda), (ii) Local Consumer Services, (iii) Taobao Deals, (iv) Lazada, (v) Cainiao Network, and others. Commerce adjusted EBITA before key strategic investments reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, commerce adjusted EBITA before key strategic investments enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/ disposals/revaluation of investments and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Six months ended September 30,		
	2020	2021	
	RMB	RMB	US$
	(in millions, except per share data)		
Revenue	308,810	406,430	63,077
Cost of revenue	(174,483)	(253,847)	(39,396)
Product development expenses	(30,327)	(28,816)	(4,472)
Sales and marketing expenses	(31,023)	(55,893)	(8,675)
General and administrative expenses	(18,798)	(16,042)	(2,490)
Amortization of intangible assets	(5,840)	(5,979)	(928)
Income from operations	48,339	45,853	7,116
Interest and investment income, net	32,647	2,645	410
Interest expense	(2,224)	(2,534)	(393)
Other income, net	2,641	3,820	593
Income before income tax and share of results of equity method investees	81,403	49,784	7,726
Income tax expenses	(13,035)	(15,183)	(2,356)
Share of results of equity method investees	4,593	11,611	1,802
Net income	72,961	46,212	7,172
Net loss attributable to non-controlling interests	3,448	4,344	674
Net income attributable to Alibaba Group Holding Limited	76,409	50,556	7,846
Accretion of mezzanine equity	(49)	(48)	(7)
Net income attributable to ordinary shareholders	76,360	50,508	7,839
Earnings per share attributable to ordinary shareholders[1]			
Basic	3.54	2.33	0.36
Diluted	3.48	2.30	0.36
Earnings per ADS attributable to ordinary shareholders[1]			
Basic	28.29	18.66	2.90
Diluted	27.83	18.44	2.86
Weighted average number of shares used in calculating earnings per ordinary share (million shares)[1]			
Basic	21,591	21,658	
Diluted	21,943	21,916	

[1] Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Six months ended September 30,		
	2020	2021	
	RMB	RMB	US$
	(in millions)		
Commerce[1]	264,240	351,411	54,538
Cloud computing[2][5]	27,466	36,058	5,596
Digital media and entertainment[3]	15,060	16,154	2,507
Innovation initiatives and others[4][5]	2,044	2,807	436
Total	308,810	406,430	63,077

(1) Revenue from commerce is primarily generated from our China retail marketplaces, Sun Art, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, Cainiao logistics services and Local Consumer Services.

(2) Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3) Revenue from digital media and entertainment is primarily generated from Youku, Alibaba Pictures and other entertainment businesses.

(4) Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5) Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
		(in millions)	
Commerce	76,086	64,639	10,032
Cloud computing[(1)]	(7,798)	(3,628)	(563)
Digital media and entertainment	(4,369)	(2,710)	(421)
Innovation initiatives and others[(1)]	(5,619)	(6,843)	(1,062)
Unallocated	(9,961)	(5,605)	(870)
Total	48,339	45,853	7,116

---

(1)   Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
		(in millions)	
Commerce	97,195	78,861	12,239
Cloud computing[(1)]	(1,688)	736	114
Digital media and entertainment	(2,031)	(1,350)	(209)
Innovation initiatives and others[(1)]	(3,896)	(5,030)	(781)
Unallocated	(2,992)	(3,453)	(536)
Total	86,588	69,764	10,827

---

(1)   Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2021	As of September 30, 2021	
	RMB	RMB	US$
		(in millions)	
Assets			
Current assets:			
Cash and cash equivalents	321,262	272,206	42,246
Short-term investments	152,376	171,222	26,573
Restricted cash and escrow receivables	35,207	39,013	6,055
Equity securities and other investments	9,807	15,777	2,448
Prepayments, receivables and other assets	124,708	139,829	21,701
Total current assets	643,360	638,047	99,023
Equity securities and other investments	237,221	246,834	38,308
Prepayments, receivables and other assets	98,432	109,411	16,981
Investment in equity method investees	200,189	214,540	33,296
Property and equipment, net	147,412	157,066	24,376
Intangible assets, net	70,833	64,888	10,070
Goodwill	292,771	294,888	45,766
Total assets	1,690,218	1,725,674	267,820
Liabilities, Mezzanine Equity and Shareholders' Equity			
Current liabilities:			
Current bank borrowings	3,606	9,152	1,420
Income tax payable	9,831	9,694	1,504
Escrow money payable	25,275	22,626	3,511
Accrued expenses, accounts payable and other liabilities	261,140	265,937	41,273
Merchant deposits	15,017	14,617	2,269
Deferred revenue and customer advances	62,489	65,837	10,218
Total current liabilities	377,358	387,863	60,195

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31, 2021	As of September 30, 2021	
	RMB	RMB	US$
		(in millions)	
Deferred revenue	3,158	3,450	535
Deferred tax liabilities	59,598	61,731	9,581
Non-current bank borrowings	38,335	36,930	5,732
Non-current unsecured senior notes	97,381	95,977	14,895
Other liabilities	30,754	31,406	4,874
Total liabilities	606,584	617,357	95,812
Commitments and contingencies	–	–	–
Mezzanine equity	8,673	10,394	1,613
Shareholders' equity:			
Ordinary shares	1	1	–
Additional paid-in capital	394,308	408,860	63,454
Treasury shares at cost	–	(807)	(125)
Subscription receivables	(47)	(46)	(7)
Statutory reserves	7,347	8,109	1,259
Accumulated other comprehensive loss	(19,063)	(23,013)	(3,572)
Retained earnings	554,924	569,720	88,419
Total shareholders' equity	937,470	962,824	149,428
Non-controlling interests	137,491	135,099	20,967
Total equity	1,074,961	1,097,923	170,395
Total liabilities, mezzanine equity and equity	1,690,218	1,725,674	267,820

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities	104,395	69,433	10,776
Net cash used in investing activities	(136,781)	(77,548)	(12,035)
Net cash provided by (used in) financing activities	5,497	(35,138)	(5,453)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(4,204)	(1,997)	(310)
Decrease in cash and cash equivalents, restricted cash and escrow receivables	(31,093)	(45,250)	(7,022)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	345,982	356,469	55,323
Cash and cash equivalents, restricted cash and escrow receivables at end of period	314,889	311,219	48,301

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2020	2021	
	RMB	RMB	US$
	(in millions)		
Net income	**72,961**	**46,212**	**7,172**
Less: Interest and investment income, net	(32,647)	(2,645)	(410)
Add: Interest expense	2,224	2,534	393
Less: Other income, net	(2,641)	(3,820)	(593)
Add: Income tax expenses	13,035	15,183	2,356
Add: Share of results of equity method investees	(4,593)	(11,611)	(1,802)
Income from operations	**48,339**	**45,853**	**7,116**
Add: Share-based compensation expense	32,409	17,932	2,783
Add: Amortization of intangible assets	5,840	5,979	928
Adjusted EBITA	**86,588**	**69,764**	**10,827**
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	11,976	13,704	2,127
Adjusted EBITDA	**98,564**	**83,468**	**12,954**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments for the periods indicated:

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
		(in millions)	
Adjusted EBITA for commerce	**97,195**	**78,861**	**12,239**
Less: Effects of New Retail businesses, Local Consumer Services, Taobao Deals, Lazada, Cainiao Network, and others[1]	11,570	32,895	5,105
Commerce adjusted EBITA before key strategic investments[1]	**108,765**	**111,756**	**17,344**

[1]   Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2020	2021	
	RMB	RMB	US$
		(in millions)	
Net income	**72,961**	**46,212**	**7,172**
Adjustments to reconcile net income to non-GAAP net income:			
Share-based compensation expense	32,409	17,932	2,783
Amortization of intangible assets	5,840	5,979	928
Impairment of investments	5,769	3,517	546
(Gain) Loss on deemed disposals/disposals/revaluation of investments and others	(31,751)	649	101
Tax effects on non-GAAP adjustments[1]	1,334	(2,324)	(361)
Non-GAAP net income	**86,562**	**71,965**	**11,169**

---

(1)   Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	**76,360**	**50,508**	**7,839**
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(26)	(3)	(1)
Net income attributable to ordinary shareholders – diluted	76,334	50,505	7,838
Add: Non-GAAP adjustments to net income[1]	13,601	25,753	3,997
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	**89,935**	**76,258**	**11,835**
Weighted average number of shares on a diluted basis (million shares)[5]	**21,943**	**21,916**	
Diluted earnings per share[2][5]	**3.48**	**2.30**	**0.36**
Add: Non-GAAP adjustments to net income per share[3][5]	0.62	1.18	0.18
Non-GAAP diluted earnings per share[4][5]	**4.10**	**3.48**	**0.54**
Diluted earnings per ADS[2][5]	**27.83**	**18.44**	**2.86**
Add: Non-GAAP adjustments to net income per ADS[3][5]	4.96	9.40	1.46
Non-GAAP diluted earnings per ADS[4][5]	**32.79**	**27.84**	**4.32**

(1) See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2) Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3) Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
	(in millions)		
Net cash provided by operating activities	**104,395**	**69,433**	**10,776**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(25,248)	(23,574)	(3,659)
Less: Acquisition of intangible assets	(1,718)	(15)	(2)
Less: Changes in the consumer protection fund deposits	(319)	(2,922)	(454)
Free cash flow	**77,110**	**42,922**	**6,661**



Alibaba Group Holding Limited